UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 12b-25

Commission File Number:  000-29655

CUSIP Number:  011448 10 7

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  September 30, 2014

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Alamogordo Financial Corp.
Former Name if Applicable:  N/A
Address of Principal Executive Office (Street and Number): 500 E. 10th Street
City, State and Zip Code: Alamogordo, New Mexico 88311

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant completed an acquisition during the quarter ended September 30, 2014 and requires additional time to complete its consolidated financial statements and other information for the combined entity as of and for the three months ended September 30, 2014.  As a result, the Registrant was unable to complete the quarterly report on Form 10-Q for the quarter ended September 30, 2014 by the prescribed date, without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Jan R. Thiry	(575)	437-9334
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes                      ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes                      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alamogordo Financial Corp.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2014	By:	/s/ Jill Gutierrez
Jill Gutierrez
President and Chief Executive Officer

ATTACHMENT TO FORM 12b-25
ALAMOGORDO FINANCIAL CORP.

The Registrant anticipates that it will report net income of approximately $2.7 million for the quarter ended September 30, 2014 compared to a net loss of $227,000 for the quarter ended September 30, 2013.  The increase in net income resulted from a bargain purchase gain of approximately $2.9 million recognized in connection with the Registrant’s previously announced acquisition of Bank 1440, completed August 29, 2014.